SENTINEL GROUP FUNDS, INC.

One National Life Drive

Montpelier, VT  05604

February 20, 2013

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:       Delaying Amendment for Sentinel Group Funds, Inc.

            Registration Statement on Form N-14 (File No. 333- 186165)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Sentinel Group Funds, Inc. (the “Registrant”), we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-186165) relating to the proposed reorganization of Sentinel Mid Cap II Fund, a series of the Registrant, into Sentinel Mid Cap Fund, also a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission on  January 23, 2013 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Montpelier and State of Vermont, on February 20, 2013.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call me, Lisa Muller, at (802) 229-7410.

Sincerely,

/s/ Lisa Muller

Lisa Muller
Secretary, Sentinel Group Funds, Inc.